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                              January 31, 2023

       Eduardo Bravo Fernandez de Araoz
       Principal Executive Officer
       Oculis Holding AG
       Bahnhofstrasse 7
       CH-6300
       Zug, Switzerland

                                                        Re: Oculis Holding AG
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed January 27,
2023
                                                            File No. 333-268201

       Dear Eduardo Bravo Fernandez de Araoz:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2023 letter.

       Amendment No. 3 to Registration Statement on F-4 filed January 27, 2023

       Material Tax Considerations, page 165

   1. We refer to your response to comment 1 in our letter dated December 20, 2022 and your exhibit 8.1 filing.
Revise your "United States Federal Income Tax Considerations to U.S.
                                                        Holders" section to
state that it is the opinion of named counsel. Refer to Section III.B.2 of Staff Legal Bulletin
No. 19 for guidance.
 Eduardo Bravo Fernandez de Araoz
FirstName  LastNameEduardo  Bravo Fernandez de Araoz
Oculis Holding AG
Comapany
January 31,NameOculis
            2023       Holding AG
January
Page 2 31, 2023 Page 2
FirstName LastName
Oculis SA Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020,
page F-50

2. We note the audited financial statements included in the filing are older than 12 months since January 1, 2023. Since it appears this F-4 represents your initial public offering, please update your financial statements pursuant to Item 8.A.4 of Form 20-F, or provide the appropriate representations in an exhibit. Refer to Instruction 2 to Item 8.A.4.

       You may contact Li Xiao at 202-551-4391 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact
Daniel Crawford at 202-551-7767 or Joe McCann at 202-551-6262 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Derek Dostal, Esq.